Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Dear Forest Road Acquisition Corp. Stockholders,

On June 24, 2021, Forest Road Acquisition Corp. (NYSE: FRX) (“Forest Road”) will host a special meeting of stockholders to vote on its proposed merger with The Beachbody Company Group, LLC (“Beachbody” and Myx Fitness Holdings, LLC (“Myx”). We believe this transaction represents a tremendous opportunity to create a publicly-traded leading at-home digital fitness and nutrition company. You have an important role to play in helping us achieve that vision by voting in favor of the transaction.

Over the past 22 years, a founder-led management team has built Beachbody into a leading subscription health and wellness company, with more than three million subscriptions across fitness and nutrition and a strong track record of profitable growth. We believe the combined company is poised to deliver meaningful growth as it strategically invests the proceeds from this transaction to accelerate customer acquisition, expand internationally and scale the Myx business.

The recently announced first-quarter 2021 financial results by Beachbody and Myx demonstrate their continuing robust revenue growth and record levels of customer engagement. We believe these results validate the underlying momentum that is building in the business and the management team’s proven ability to execute as it expands the combined company’s offerings and further solidifies the combined company’s position as a leading subscription health and wellness company.

FRX’s Board of Directors unanimously recommends that you vote “FOR” the adoption of the merger agreement and the other proposals detailed in the proxy statement/prospectus being sent to stockholders. Every stockholder of record as of May 6, 2021 is entitled to vote, and your voice matters regardless of how many shares you own.

You can visit www.votefrx.com for details on how to vote. If you have questions or need assistance in voting your shares, you can contact your broker or our proxy solicitation firm Morrow Sodali at 1-800-460-1014. Please vote as soon as possible. Your support is greatly appreciated.

Sincerely,

Keith L. Horn

Chief Executive Officer

Forest Road Acquisition Corp.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction among Forest Road Acquisition Corp. (“FRX”), The Beachbody Company Group, LLC (“Beachbody”) and Myx Fitness Holdings, LLC (“Myx”), including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, future financial condition and performance of Beachbody, Myx and expected financial impacts of the transaction (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of FRX’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of FRX’s securities, (ii) the risk that the transaction may not be completed by FRX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FRX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of FRX, the satisfaction of the minimum trust account amount following any redemptions by FRX’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Beachbody or Myx, (ix) the outcome of any legal proceedings that may be instituted against Beachbody, Myx or against FRX related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of the securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement on Form S-4 (as amended, the “Registration Statement”) and other documents filed by FRX from time to time with the Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and FRX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or FRX gives any assurance that Beachbody, Myx or FRX, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

This communication relates to a proposed transaction among FRX, Beachbody and Myx. The Registration Statement was declared effective by the SEC. A definitive proxy statement/prospectus will be sent to all FRX stockholders. Before making any voting decision, stockholders of FRX are urged to read the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and stockholders are able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FRX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FRX and its directors, executive officers and advisors may be deemed participants in the solicitation of proxies from FRX’s stockholders with respect to the proposed transaction. A list of the names of those directors, executive officers and advisors and a description of their interests in the post-business combination company is contained in the Registration Statement, which was declared effective by the SEC on May 27, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants is contained in the definitive proxy statement/prospectus for the proposed transaction.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FRX in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the definitive proxy statement/prospectus for the proposed transaction.

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